Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

ROCKET FUEL INC., a Delaware corporation,

at

$2.60 NET PER SHARE

Pursuant to the Offer to Purchase dated August 2, 2017

by

FUEL ACQUISITION CO., a Delaware corporation

and a wholly owned subsidiary of

SIZMEK INC., a Delaware corporation.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF AUGUST 29, 2017, UNLESS THE OFFER IS EXTENDED.

August 2, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Fuel Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sizmek Inc., a Delaware corporation, to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rocket Fuel Inc., a Delaware corporation (the “Company”), at a purchase price of $2.60 per Share, net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition. The Offer is, however, subject to the satisfaction of the Minimum Condition (as defined in the Offer to Purchase) and the other conditions described in the Offer to Purchase. See Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, which includes an IRS Form W-9 relating to backup federal income tax withholding;

3.	A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of August 29, 2017, unless the Offer is extended. Previously tendered Shares may be withdrawn at any time until the Offer has expired.

For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an “Agent’s Message” (as defined in Section 3 of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Okapi Partners LLC

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders May Call Toll-Free: (888) 785-6709

Banks & Brokers May Call: (212) 297-0720

Email: info@okapipartners.com

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.